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                            June 16, 2022

       Manoj Jain
       Chief Executive Officer
       Duddell Street Acquisition Corp.
       8/F Printing House
       6 Duddell Street
       Hong Kong

                                                        Re: Duddell Street
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed May 23, 2022
                                                            File No. 333-261483

       Dear Mr. Jain:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our May 13, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-4 Filed May 23, 2022

       Regulatory Approvals, page 40

   1. Please revise to disclose that you are seeking CFIUS Approval and update the Business section to describe the
material effects that compliance with CFIUS may have on your business. Please refer
to Item 101(c)(2)(i) of Regulation S-K.
       Background of the Business Combination, page 123

   2. Please revise to discuss your and FiscalNote's decision to seek CFIUS approval and explain your rational
for determining that CFIUS has jurisdiction over the Business
                                                        Combination as a
covered investment,    and if different, a "covered transaction." Please
 Manoj Jain
FirstName  LastNameManoj    Jain
Duddell Street Acquisition Corp.
Comapany
June       NameDuddell Street Acquisition Corp.
     16, 2022
June 16,
Page 2 2022 Page 2
FirstName LastName
         revise to disclose any related discussions and negotiations regarding the need for CFIUS review. In this light, we note that CFIUS Approval is not a condition to the consummation of the Business Combination. Please describe any material discussions and negotiations related to this decision and explain why CFIUS Approval is not necessary to consummate the transaction. Please also discuss the potential effects on your business and the Business Combination if you do not receive CFIUS Approval, and disclose whether it is common to waive this condition in light of a pending CFIUS review.
General

3. We note your response to comment 22 in your letter dated February 14, 2022, where you state that you and FiscalNote determined that CFIUS has jurisdiction over the Business
         Combination. We also note that your definition of CFIUS Approval on page 2 primarily describes the methods of receiving approval of the transactions in the Agreement and Plan of Merger. However, references to CFIUS Approval in your prospectus suggest that
         CFIUS Approval relates only to the appointment of Manoj Jain as a member of the board of the post-Business Combination company. Please tell us why the disclosure throughout suggests that it is the service of Manoj Jain that is subject to prior CFIUS Approval as opposed to the Business Combination, as the definition of "CFIUS Approval" suggests that CFIUS Approval relates to the Business Combination itself. Please clarify whether the review undertaken by CFIUS relates only to the service of Manoj Jain, or if it covers the Business Combination itself. Please also clarify if the CFIUS review could be expanded to consider issues outside of those contained in your voluntary filing.

         In an appropriate place in your prospectus, please revise to provide detailed disclosure of, and the risks associated with, the following:

                CFIUS    jurisdiction over the Business Combination;
                whether your Sponsor is controlled by, or has substantial ties with a non-U.S.
              person(s), and how this impacts CFIUS' review;
                the CFIUS review process, including the criteria upon which you submitted your voluntary filing to CFIUS and the criteria CFIUS will use to analyze your application, if different, and more broadly, the criteria CFIUS will use to review the Business Combination;
                CFIUS' ability to review your company and/or the Business Combination after it is consummated;
                the current status and timing of your application (including a summary of any feedback or inquiry from CFIUS to date); and
                the potential consequences to your business (if any), the ability to complete the
              Business Combination, and the post-Business Combination company, if you do not receive CFIUS approval.
 Manoj Jain
Duddell Street Acquisition Corp.
June 16, 2022
Page 3
      For example, if it possible that the Sponsor may be required to divest its interest in
      FiscalNote or the post-Business Combination Company, reduce its involvement and limit access to material non-public information with the post-Business Combination company, or that the Business Combination could be prohibited, retroactively unwound, required to liquidate, or otherwise, please revise to state as much and disclose the related consequences and risks to investors.
4. We note your response to comment 8 and that Fangda Partners has not revised the definition of "PRC" for the purpose of their opinion. Please revise the definition of PRC to remove the exclusion of the Hong Kong Special Administrative Region, the Macau
      Special Administrative Region, and Taiwan. We note that by excluding such regions from the definition of "PRC," the opinion does not cover the Company's operations in Hong
      Kong, and the opinion does not opine on the application of any Hong Kong, Macau or
      Taiwan law that could require prior approval or permission of the Transactions.
       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameManoj Jain
                                                          Division of
Corporation Finance
Comapany NameDuddell Street Acquisition Corp.
                                                          Office of Trade &
Services
June 16, 2022 Page 3
cc:       James C. Lin
FirstName LastName